BERUSCHI & COMPANY
Barristers & Solicitors

01CF

Anthony J. Beruschi B.Sc., LL.B.
Douglas E. Eacrett B.Comm., C.A., LL.B.

Suite #501 - 905 West Pender Street
Vancouver, British Columbia, V6C 1L6
Tel: (604)669-3116 Fax: (604)669-5886
E-Mail: admin@beruschi.com

02034712

02 JUN -7 AM 11:09

May 10, 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3026, 450 Fifth Street N.W.
Washington, DC 20549

SUPPL

Attention: Office of International Corporate Finance

Dear Sirs:

Re: Buck Lake Ventures Ltd. (the "Issuer")
Filing of documents under Section 12g3-2(b),
***Securities Act* of 1934**
File No. 82-1669

With respect to the Issuer's exemption pursuant to Section 12g3-2(b) of the *Securities Act* of 1934, we submit for recording the following documents that were filed, published or distributed to security holders since March 4, 2002:

A. Annual General Meeting;

- copy of Notice of Meeting and Record Date.

PROCESSED
JUN 19 2002
THOMSON
FINANCIAL

B. Copy of news release issued during the relevant period.

C. Copy of BC Form 53-901F (formerly Form 27) filed with the British Columbia and Alberta Securities Commissions.

D. Copies of Canadian Venture Exchange letters of approval.

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it in the enclosed self-addressed envelope.

Sincerely,

BERUSCHI & COMPANY

PER: [signature]

dlw 6/17

GWEN WEGNER
Paralegal

Enclosures

BERUSCHI & COMPANY
Barristers & Solicitors

Anthony J. Beruschi B.Sc., LL.B.
Douglas E. Eacrett B.Comm., C.A., LL.B.

Suite #501 - 905 West Pender Street
Vancouver, British Columbia, V6C 1L6
Tel: (604)669-3116 Fax: (604)669-5886
E-Mail: admin@beruschi.com

May 10, 2002

COPY

Securities & Exchange Commission
Division of Corporate Finance
Room 3026, 450 Fifth Street N.W.
Washington, DC 20549

Attention: Office of International Corporate Finance

ACKNOWLEDGED RECEIPT THIS
____ DAY OF __________, 20 ____

BY: ____________________

Dear Sirs:

Re: Buck Lake Ventures Ltd. (the "Issuer")
Filing of documents under Section 12g3-2(b), ***Securities Act*** **of 1934**
File No. 82-1669

With respect to the Issuer's exemption pursuant to Section 12g3-2(b) of the *Securities Act* of 1934, we submit for recording the following documents that were filed, published or distributed to security holders since March 4, 2002:

A. Annual General Meeting;

- copy of Notice of Meeting and Record Date.

B. Copy of news release issued during the relevant period.

C. Copy of BC Form 53-901F (formerly Form 27) filed with the British Columbia and Alberta Securities Commissions.

D. Copies of Canadian Venture Exchange letters of approval.

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it in the enclosed self-addressed envelope.

Sincerely,

BERUSCHI & COMPANY

PER: ________________

GWEN WEGNER
Paralegal

Enclosures

82-1669

BUCK LAKE VENTURES LTD.

501 – 905 West Pender Street
Vancouver, British Columbia
V6C 1L6
Tel: (604) 682-7159 Fax: (604) 669-5886

NOTICE OF MEETING AND RECORD DATE

TO:

Provincial Securities Commissions
Canadian Venture Exchange Records Department

Dear Sirs:

Pursuant to the requirements of National Policy No. 41, Buck Lake Ventures Ltd. hereby gives notice that an Annual General Meeting of its Shareholders shall be held on June 28, 2002 in Vancouver, British Columbia and the Record Date for such Meeting shall be May 21, 2002.

DATED AT VANCOUVER, BRITISH COLUMBIA, this 26th day of April, 2002.

BUCK LAKE VENTURES LTD.

PER: ***"Raymond Roland"***

RAYMOND ROLAND
President

82-1669

BUCK LAKE VENTURES LTD.

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604) 682-7159
Facsimile: (604) 669-5886
Website: www.bucklakeventures.com
E-mail: ir@bucklakeventures.com

Trading Symbol: BUC
March 22, 2002

12g3-2(b): 82-1669
Standard & Poor's Listed

Palladium and Platinum mineralization intersected at the Wakinoo PGM Project.

Buck Lake Ventures Ltd.,(BUC) reports the completion of assays from two diamond drill holes (413 m) on the Wakinoo property. The Wakinoo property was recently acquired from North American Palladium Ltd and is located 25 km southwest of the Lac des Iles Mine. The Lac des Iles Mine contains reserves of 146 million tonnes @ 1.57 g/t palladium.

The Wakinoo property is part of the "Ring of Fire", a circular structure 30 km in diameter of mafic and ultramafic intrusions that include the Lac des Iles Mine itself and the recent discovery of high grade nickel/palladium at BUC's Buck lake property.

The two holes were situated 50 meters apart and tested the continuation of significant PGM mineralization intercepted over 42.97m in a previous hole grading 0.72 g/t palladium and platinum. The drilling satisfied immediate assessment requirements and significant mineralization was intersected in hole #1 from 70.92m to 79.5m: 0.46 g/t palladium over a core length of 8.56 meters. BUC is planning further exploration work on the property this summer to lead to additional drilling.

Samples were analysed by ALS Chemex Laboratories in North Vancouver. Aubrey J. Eveleigh, P.Geo., Geological Consultant, supervised the drilling and sampling and acts as the Qualified Person.

Under the terms of the agreement BUC can earn a 100% interest in the Wakinoo Lake Project from North American Palladium Ltd., subject to a 2% NSR, by incurring $700,000 in exploration expenditures over 5 years. North American Palladium Ltd. has a back in right for a 50% interest in the project by agreeing to pay 200% of exploration costs within two months of its receipt of a final exploration report. If North American Palladium Ltd. exercises the back in right, a joint venture will be formed with BUC being the initial operator.

BUCK LAKE VENTURES LTD.

Per: ______________________
Raymond Roland, President

82-1669

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. Reporting Issuer

Buck Lake Ventures Ltd.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. Date of Material Change

March 22, 2002

Item 3. Press Release

Press Release dated March 22, 2002 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. Summary of Material Change

The Issuer reports the completion of assays from two diamond drill holes (413 m) on the Wakinoo property.

Item 5. Full Description of Material Change

The Issuer reports the completion of assays from two diamond drill holes (413 m) on the Wakinoo property. The Wakinoo property was recently acquired from North American Palladium Ltd and is located 25 km southwest of the Lac des Iles Mine. The Lac des Iles Mine contains reserves of 146 million tonnes @ 1.57 g/t palladium.

The Wakinoo property is part of the "Ring of Fire", a circular structure 30 km in diameter of mafic and ultramafic intrusions that include the Lac des Iles Mine itself and the recent discovery of high grade nickel/palladium at the Issuer's Buck lake property.

The two holes were situated 50 meters apart and tested the continuation of significant PGM mineralization intercepted over 42.97m in a previous hole grading 0.72 g/t palladium and platinum. The drilling satisfied immediate

assessment requirements and significant mineralization was intersected in hole #1 from 70.92m to 79.5m: 0.46 g/t palladium over a core length of 8.56 meters. The Issuer is planning further exploration work on the property this summer to lead to additional drilling.

Samples were analysed by ALS Chemex Laboratories in North Vancouver. Aubrey J. Eveleigh, P.Geo., Geological Consultant, supervised the drilling and sampling and acts as the Qualified Person.

Under the terms of the agreement the Issuer can earn a 100% interest in the Wakinoo Lake Project from North American Palladium Ltd., subject to a 2% NSR, by incurring $700,000 in exploration expenditures over 5 years. North American Palladium Ltd. has a back in right for a 50% interest in the project by agreeing to pay 200% of exploration costs within two months of its receipt of a final exploration report. If North American Palladium Ltd. exercises the back in right, a joint venture will be formed with the Issuer being the initial operator.

Item 6. **Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Raymond Roland, President - (604) 682-7159.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 22nd day of March, 2002.

Raymond Roland, President

82-1669

[redacted]

March 8, 2002

Douglas E. Eacrett
501 – 905 West Pender Street
Vancouver, BC
V6C 1L6

Attention: Doug Eacrett

Dear Sirs\Mesdames:

RE: BUCK LAKE VENTURES LTD. ("BUC")
Property-Asset Agreement - Submission No. 72507

This is to confirm that the CDNX has accepted for filing documentation dated January 22, 2002 between Buck Lake Ventures and Lac Des Iles Mines Ltd. whereby Buck Lake can acquire a 100% interest in 17 mineral claims known as the Tib Lake Claims in the Lac des Iles area of Ontario. The interest is subject to a 2% Net Smelter Royalty. The consideration is $60,000 in mineral expenditures in the first year and a total of $500,000 in expenditures over five years. Upon earning a 100% interest in the property, 50,000 common shares of Buck Lake will be issued to Lac Des Iles Mines Ltd.

A press release confirming the closing of the transaction must be issued by the Company. The press release must disclose the expiry dates of the hold period(s) for the securities issued as part of the transaction, as well as any securities issued as bonuses, finders' fees or commissions in connection with the transaction.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 643-6543 / FAX: (604) 844-7502 / EMAIL: mhaer@cdnx.com.

Yours truly,

Malki Haer
Analyst
Corporate Finance

MH\le

cc: British Columbia Securities Commission, Attention: Corporate Finance
Buck Lake Ventures Ltd.

File: ::ODMA\PCDOCS\DOCP\869065\1

82-1669

[redacted]

March 8, 2002

Douglas E. Eacrett
501 – 905 West Pender Street
Vancouver, BC V6C 1L6

Attention: Doug Eacrett

Dear Sirs\Mesdames:

RE: BUCK LAKE VENTURES LTD. ("BUC")
Property-Asset Acquisition - Submission No. 72518

This is to confirm that the CDNX has accepted for filing documentation dated January 22, 2002 between Buck Lake and Lac Des Iles Mines Ltd. whereby Buck Lake has acquired an option to earn a 100% interest in 15 Wakinoo Lake Claims in the Lac des Iles area of Ontario subject to a two percent Net Smelter Royalty.

The consideration is as follows:

$50,000 in exploration expenditures in the first-year following exchange acceptance and a total of $700,000 in exploration expenditures over five years. Upon earning a 100% interest in the property, 50,000 shares of Buck Lake are to issued to Lac Des Iles Mines Ltd.

A press release confirming the closing of the transaction must be issued by the Company. The press release must disclose the expiry dates of the hold period(s) for the securities issued as part of the transaction, as well as any securities issued as bonuses, finders' fees or commissions in connection with the transaction.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 643-6543 / FAX: (604) 844-7502 / EMAIL: mhaer@cdnx.com.

Yours truly,

Malki Haer
Analyst
Corporate Finance

MH\le
cc: British Columbia Securities Commission, Attention: Corporate Finance
Buck Lake Ventures Ltd.

File: ::ODMA\PCDOCS\DOCP\869054\1

CANADIAN VENTURE EXCHANGE
650 WEST GEORGIA STREET, SUITE 2700, P.O. BOX 11633, VANCOUVER, BC CANADA V6B 4N9
TEL (604) 689-3334 FAX (604) 688-6051 WWW.CDNX.COM